ALLIANCEBERNSTEIN BOND FUND, INC. (the Fund)
			Exhibit 77-I
- AllianceBernstein Intermediate Bond Portfolio
(Intermediate Bond)
- AllianceBernstein Real Asset Portfolio (Real Asset)

811-02383

Item 77-I Terms of new or amended securities

Effective January 31, 2014 (for Real Asset) and April 28, 2014 (for Intermediate Bond), the Fund issued one new class of shares, Class Z shares. Class Z represents an interest in the same portfolio of investments of a Fund series, has the same rights and is nearly identical in all respects to each other Class, except that (i) Class Z shares do not bear the expense of the initial sales charge (or contingent deferred sales charge, when applicable), (ii) Class Z shares do not bear Rule 12b-1 fees, and (iii) Class Z shares bear lower transfer agency fees.





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